Exhibit 1.1

WISeKey Releases CEO Letter to Shareholders

Geneva, Switzerland – December 30, 2022: WISeKey International Holding Ltd. (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, AI and IoT company, today released a letter to shareholders from Carlos Moreira, WISeKey's Founder and CEO.

Dear Shareholders,

As the year comes to a close, we want to take this opportunity to summarize our significant business milestones, as well as provide some insight into the strategic direction of WISeKey for 2023 and beyond.

While 2022 was a challenging year for everyone, with the COVID-19 pandemic affecting communities and businesses around the world, I am proud to say that despite these challenges, due to the resilience and adaptability of our team and our business, we were able to end the year with record revenues.  For fiscal 2022 revenue we expect to report revenue of over $24.5 million, an increase of more than 10% compared to FY 2021, due to steady semiconductors demand and an ambitious roadmap to develop the next generation of post-quantum chips.

We have worked hard to navigate the uncertain and rapidly changing environment, and we are pleased to report that WISeKey has remained financially strong during 2022.  The divestiture of arago GmbH had a positive impact on our liquidity, as it reduced cash burn by approximately 40% and allowed us to focus on revenue generating investments.

During the year, we continued to make progress on our strategic initiatives and invest in our future growth. It is likely that technology foundations of WISeKey will continue to advance and play a significant role in many aspects of daily life in 2023. Some areas that may see significant developments in the next few years including AI, virtual and augmented reality, IoT, NFTs, quantum and cybersecurity. There may also be continued progress in fields such as robotics and space low orbit satellites. WISeKey is well positioned to take advantage of the growing demand for these technologies.

It is important to note that technology can have both positive and negative impacts on society, and it is essential to consider the ethical implications of new developments as they arise, which is the foundation of our Company’s mission statement.

As you are aware, we have seen significant volatility in the global stock markets which has caused concern for many investors. It's important to keep in mind that short-term market movements are not necessarily indicative of long-term trends and that it is normal for the stock market to experience ups and downs. WISeKey’s stock price has also seen the effect of market volatility. While analysts covering our stock have a target price well above our current trading price, we believe that our stock price doesn’t reflect the real value of our business and growth opportunities ahead of us, but we also understand that market fluctuations and other global macro-economic developments remain outside of our control. We encourage our shareholders to stay informed about the progress of WISeKey and reach out to their financial advisor.

Moving forward, we expect our total revenue to continue to grow in 2023, driven by a projected revenue growth for the IoT segment of at least 40%. We believe that due to our large backlog of $36 million, which we expect to deliver within the next 48 months, our $100 million pipeline of opportunities, and the significant investments we have made into expanding our salesforce, we are well positioned to continue to gain market share and expand our geographic footprint.

I want to take this opportunity to express my gratitude to our shareholders, business partners, clients and also our wonderful team of employees around the globe for the continued support you have shown us over the years. We remain committed to delivering long-term value.

On behalf of our management team and board of directors, I wish you and your loved ones a happy and healthy 2023.

Sincerely,

Carlos Moreira

Chairman & CEO

WISeKey International Holding Ltd

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.